Black Knight Holdco Corp.

601 Riverside Avenue

Jacksonville, Florida 32204

August 23, 2017

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Maryse Mills-Apenteg

Re:                             Black Knight Holdco Corp. - Request for Acceleration

Registration Statement on Form S-4
File No. 333-218707

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Black Knight Holdco Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to August 25, 2017 at 9:30 a.m. Eastern Time or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone.

The Registrant hereby acknowledges that:

i.                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.            the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The cooperation of the staff in meeting the timetable described above is very much appreciated. If you have any questions, please feel free to contact Michael J. Aiello (michael.aiello@weil.com / telephone: 212.310.8552) or Eoghan P. Keenan (eoghan.keenan@weil.com / telephone: 212.310.8262) of Weil, Gotshal & Manges LLP. In addition, please notify Mr. Aiello or Mr. Keenan when this request for acceleration has been granted.

Sincerely,

Black Knight Holdco Corp.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:                    Via E-mail

Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)

Michael J. Aiello, Esq. (Weil, Gotshal & Manges LLP)

Eoghan P. Keenan, Esq. (Weil, Gotshal & Manges LLP)